June 2, 2015

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Roberts:

On March 19, 2015, the Registrant, on behalf of its series, the Newfound Risk Managed U.S. Sectors Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on May 5, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

General Comments

Comment 1.  Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff.  Please include Tandy Representations in your response letter.

Response.  The Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Representations are included below.

Comment 2. Please include the name of the Trust on the cover page of the prospectus.

Response.  The Registrant respectfully declines to make the requested change.

Prospectus

Fund Summary

Comment 3.  In footnote 3 to the Fee Table, please confirm that the expiration date for the expense cap will match the date given in the statutory prospectus.

Response.  The Registrant so confirms.

Comment 4. In “Principal Investment Strategies,” please add an 80% policy for investments in domestic securities or change the name of the Fund to remove “U.S.”

Response. The Registrant has added the policy as requested.

Comment 5.  In “Principal Investment Strategies,” please revise the disclosure to enhance clarity.

Response.  The Registrant has revised the disclosure as shown below:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in securities economically tied to the U.S. market. The Fund may invest in equity securities of any market capitalization and/or exchange traded funds (“ETFs”) that represent the 9 primary U.S. equity market sectors of the Global Industry Classification Standard (GICS®), (with Telecommunications and Information Technology combined as a single Technology sector). The Fund may invest in the following sectors: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Materials, Technology (which will combine the Telecommunications and Information Technology sectors) and Utilities. The Fund may also invest in: (i) investment grade short term fixed income securities and (ii) ETFs that invest in investment grade short-term fixed income securities.

The Fund has the flexibility to invest in any combination of the securities described above.  The Fund may invest in a basket of equity securities to represent a sector if it determines that investment in the ETF for that sector is not feasible or otherwise would not be in the best interests of the Fund and its shareholders.

The Adviser utilizes a rules based investment process to determine which securities to buy and sell for the Fund.  The process relies on signals from its proprietary models, which analyze each of the 9 GICS® sectors of the U.S. equity market.  Sectors that are included in the Fund are generally equally weighted, subject to the Adviser’s rebalancing methodology, with a maximum allocation per sector of 25%, measured at the time of rebalancing.  As such, when three or fewer sectors are represented in the Fund, the remainder of the Fund’s assets will be held in cash or invested directly or indirectly in investment grade short term fixed income securities, up to 100%.  The portfolio is rebalanced weekly using the Adviser’s investment methodology, which is based on the Adviser’s proprietary quantitative model that seeks to evaluate the underlying trends within each sector.  The model identifies which sectors are exhibiting positive or negative momentum. If the momentum of a sector is positive, then it is included in the portfolio. If the momentum is negative, it is excluded from the portfolio.”

Comment 6.  In “Principal Investment Risks,” please revise the Investment Model Risk to use a more plain English word than “algorithmic”, such as “formula” or “mathematical”.

Response.  The Registrant has revised the risk as follows:

“Investment Model Risk: Like all quantitative analysis, the Adviser’s investment model carries a risk that the mathematical model used might be based on one or more incorrect assumptions. Rapidly changing and unforeseen market dynamics could also lead to a decrease in short term effectiveness of the Adviser’s ~~algorithmic~~ mathematical model. No assurance can be given that the fund will be successful under all or any market conditions.”

Comment 7.  In “How to Purchase,” please add a footnote regarding dealer reallowances (see e.g. Northern Lights Fund Trust).

Response.  The footnote requested is inapplicable because the dealer reallowance does not scale down with an increase in assets invested; it is a 1.00% fee for all investments over $1 million.

SAI:

Comment 8.  In “Other Service Providers,” please add disclosure regarding the compliance officer provided by Northern Lights Compliance Services, LLC.

Response.  The Registrant has added the following disclosure:

“Compliance Officer

Northern Lights Compliance Services, LLC (“NLCS”), 17605 Wright Street, Suite 2, Omaha, NE 68130, an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Trust. NLCS’s compliance services consist primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act. For the compliance services rendered to the Fund under the Agreement, the Fund pays NLCS a one-time fee, plus an annual fee, based on Fund assets. The Fund also pays NLCS for any out-of-pocket expenses.”

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins